July 19, 2007
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Russell Mancuso, Branch Chief
Eduardo Aleman, Attorney

Re:	New Century Companies, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed May 31, 2007
File No. 333-143388

Ladies and Gentlemen:

The Company had previously filed a registration statement on Form SB-2, File No. 333-143388 (the “Prior Registration Statement”). On July 17, 2007, the Company withdrew the Prior Registration Statement.

We have set forth below the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated June 27, 2007. On July 18, CAMOFI Master LDC, the Selling Stockholder, agreed to waive its rights to require us to register up to 33% of our issued and outstanding stock and consented to the registration of 27% of the Company’s public float. Each comment, to the extent still applicable, is followed by the Company’s response.

1.
Given the size of your offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). You should withdraw this registration statement and

61 BROADWAY    NEW YORK, NEW YORK    10006
T 212-930-9700    F 212-930-9725     www.srff.com

•	refile a registration statement for the “resale” offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);
•	register the transaction on the form you are eligible to use to register the transaction as a primary offering;
•	identify the selling shareholders as underwriters in the registration statement; and
•	include the price at which the underwriters will sell the securities.

Response:
We respectfully disagree with your indication that the offering being registered appears to be a primary offering. The Company is seeking to register 3,000,000 shares of common stock in connection with a private offering of its securities pursuant to Securities Purchase Agreement with CAMOFI Master LDC dated February 28, 2006. This number represents approximately 27% of the public float.

The selling stockholder is not an affiliate of the Company. As defined in Rule 144 as promulgated pursuant to the Securities Act of 1933, as amended, “an affiliate of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.” The selling shareholder neither controls nor is under common control with the Company. The selling stockholder does not participate in the Company’s management, either directly or indirectly, has no power to control the policies of the Company and is merely a holder of a note and warrants issued by the Company.

2.
In responding to these comments, please tell us with specific page references where you have “included the requested disclosure” as indicated in responses 8, 9, and 12 in your letter to us dated May 30, 2007.

Response:

The Company has included the disclosure in response to comments 8 and 9 of the SEC’s comment letter dated February 16, 2007. Please see page 11 of the SB-2.

The Company’s response to comment 12 of the SEC’s comment letter dated February 16, 2007 appears on page 29 of the SB-2.

Selling Stockholders, page 36

3.	We note your footnote disclosure that two of the selling stockholders are not registered broker-dealers. Please tell us whether any of the selling stockholders are affiliates of broker-dealers.

Response:

We have revised to disclose that the Selling stockholder, CAMOFI Master LDC is not an affiliate of a broker-dealer. Please see footnote 3 on page 29.

4.	Please tell us how the disclosure in footnote 2 to the table is consistent with rule 413 of the Securities Act.
Response:

We have revised to remove the disclosure in prior footnote 2.

5.	Please revise to reflect in each individual’s beneficial ownership calculation shares underlying warrants, as appropriate.

Response:

We have revised to clarify that pursuant to that the provisions of convertible note and warrant issued to the Selling stockholder, includes a 4.99% limitation on the ownership interest of selling stockholder which may be waived at the selling stockholder’s option upon 61 days notice. Therefore warrants held by the selling stockholder have not been included in its beneficial ownership.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter. Thank you in advance for your prompt review and assistance.

If you have any questions, please contact the undersigned.

Very truly yours, /s/ Marcelle S. Balcombe Marcelle S. Balcombe